UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Skanditek Industriförvaltning AB (publ)

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Sweden

(Jurisdiction of Subject Company’s Incorporation or Organization)

Bure Equity AB (publ)

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Ordinary Share ISIN SE0000195810

(CUSIP Number of Class of Securities (if applicable))

Andreas Berglin

Chief Financial Officer

Skanditek Industriförvaltning AB (publ)

Nybrogatan 6

114 34 Stockholm, Sweden

011 46 8 614 00 20

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Jonas Alfredson

Chief Financial Officer

Bure Equity AB (publ)

Mässans Gata 8

Box 5419

412 51 Gothenburg, Sweden

011 46 31 708 64 00

and

Thomas B. Shropshire, Jr.

Richard B. Riecker

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

011 44 20 7456 2000

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Bure Equity AB (publ), corporate registration number 556454-8781, a company organized and existing under the laws of the Kingdom of Sweden (“Bure”), in connection with the merger between Bure and Skanditek Industriförvaltning AB (publ), corporate registration number 556235-4141, a company organized and existing under the laws of the Kingdom of Sweden (“Skanditek”).

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.                                           Home Jurisdiction Documents

Exhibit No

99.1

(a) Information document to shareholders of Bure and Skanditek, dated and filed with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) on November 16, 2009, prepared in connection with and setting forth the terms and conditions of the Merger (the “Information Document”).

Item 2.                                           Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Information Document.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No

99.2	Joint press release by Bure and Skanditek, dated October 14, 2009 and entitled “Bure and Skanditek to merge.”

99.3	Press release by Bure, dated October 23, 2009 and entitled “Notice of Extra General Meeting of shareholders of Bure Equity AB (publ).”

99.4	Press release by Skanditek, dated October 23, 2009 and entitled “Notice of Extra General Meeting of shareholders of Skanditek Industriförvaltning AB (publ).”

99.5	Press release by Bure, dated November 16, 2009 and entitled “Information to the shareholders in Bure and Skanditek regarding the merger between the companies.”

99.6	Press release by Skanditek, dated November 16, 2009 and entitled “Information to the shareholders in Skanditek and Bure regarding the merger between the companies.”

99.7

Board of Directors’ proposal to shareholders, dated December 1, 2009 (made publicly available on November 17, 2009) and entitled “Documentation to be presented at the Extraordinary General Meeting of Bure Equtiy AB (publ).”

99.8

Board of Directors’ proposal to shareholders, dated December 1, 2009 (made publicly available on November 17, 2009) and entitled “Documentation to be presented at the Extraordinary General Meeting of Skanditek Industriförvaltning AB (publ).”

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Bure with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on November 18, 2009.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BURE EQUITY AB (PUBL)

By:	/s/ Carl Backman
Name: Carl Backman
Title: Chief Executive Officer
Dated: November 18, 2009